[AllianceBernstein Letterhead]

September 26, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sunny Oh

Re:	AllianceBernstein Cap Fund, Inc. – AllianceBernstein Long/Short Multi-Manager Fund

File Nos. 2-29901 and 811-01716

Post-Effective Amendment No. 169

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AllianceBernstein Cap Fund, Inc. (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 169 to its Registration Statement on Form N-1A (File No. 2-29901) (the “Amendment”) so that the Amendment is declared effective on September 29, 2014, or as soon as practicable thereafter. AllianceBernstein Investments, Inc., the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Katherine McGavin of Willkie Farr & Gallagher LLP at (212) 728-8806.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

September 26, 2014

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AllianceBernstein Cap Fund, Inc.

By:	/s/ Eric C. Freed
Name:	Eric C. Freed
Title:	Assistant Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Stephen J. Laffey
Name:	Stephen J. Laffey
Title:	Assistant Vice President